September 28, 2012

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.
File No. 001-33326

Dear Ms. Hayes:

This letter serves to confirm our telephone conversation of September 28, 2012 in which I requested, on behalf of People’s United Financial, Inc. (the “Company”), an extension of time to respond to the comment letter dated September 26, 2012 from the Staff of the Securities and Exchange Commission (the “Commission”).

Based on our conversation, it is my understanding that the deadline for the Commission’s receipt of the Company’s response has been extended to October 18, 2012. Please contact me immediately if this understanding is incorrect. Thank you.

Sincerely,

/s/ Jeffrey Hoyt

Jeffrey Hoyt
Senior Vice President, Controller
People’s United Financial, Inc.